UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Grindrod Shipping Holdings Ltd.

(Name of Subject Company)

Grindrod Shipping Holdings Ltd.

(Name of Person(s) Filing Statement)

Ordinary Shares, no par value

(Title of Class of Securities)

Y28895103

(CUSIP Number of Class of Securities)

Stephen Griffiths

Interim Chief Executive Officer and Chief Financial Officer

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

Tel: 65 6632 1315

Fax: 65 6323 0046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a Copy to:

Philip Richter

Roy Tannenbaum

Joshua Wechsler

Fried, Frank, Harris, Shriver & Jacobson LLP

Tel: (212) 859-8000

Fax: (212) 859-4000

One New York Plaza

New York, New York 10004

United States

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of several communications and documents concerning a voluntary conditional general offer (the “Tender Offer”) by Good Falkirk (MI) Limited (the “Offeror”), a wholly-owned subsidiary of Taylor Maritime Investments Limited (“TMI”), to acquire all of the issued shares in the capital of Grindrod Shipping Holdings Ltd. (the “Company”), other than shares held by the Offeror or shares held in treasury, at an offer price of US$21.00 per share in cash (the “Offer Price”) to be paid in conjunction with a special cash dividend from the Company of US$5.00 per share to the shareholders of the Company (the “Special Dividend”), providing for an aggregate transaction value of US$26.00 per share (comprising the Offer Price and the Special Dividend), pursuant to a Transaction Implementation Agreement, dated October 11, 2022, entered into among the Company, TMI and the Offeror (the “Transaction Implementation Agreement”). The consummation of the Tender Offer and the declaration and payment of the Special Dividend are subject to the satisfaction of certain conditions precedent set forth in the Transaction Implementation Agreement.

Exhibit No.	Description
99.1	Joint Announcement regarding Voluntary Conditional General Offer for Grindrod Shipping Holdings Ltd. by Good Falkirk (MI) Limited, a wholly-owned subsidiary of Taylor Maritime Investments Limited, dated October 12, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Taylor Maritime Investments Limited on October 12, 2022).

99.2	Press release issued by Grindrod Shipping Holdings Ltd., dated October 12, 2022 (incorporated by reference to Exhibit 99.2 to the Form 6-K furnished by Grindrod Shipping Holdings Ltd. on October 12, 2022).

99.3	Transaction Implementation Agreement, dated October 11, 2022, by and among Taylor Maritime Investments Limited, Good Falkirk (MI) Limited, and Grindrod Shipping Holdings Ltd. (incorporated by reference to Exhibit 99.3 to the Form 6-K furnished by Grindrod Shipping Holdings Ltd. on October 12, 2022).

Notice to Shareholders and Potential Investors

The Tender Offer by Good Falkirk (MI) Limited referred to in this communication has not commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for any tender offer materials that Good Falkirk (MI) Limited will file, and the solicitation/recommendation statement on Schedule 14D-9 that the Company will file, with the SEC, when the Offeror commences the Tender Offer. Any solicitation and offer to buy shares of the Company will only be made pursuant to an offer to purchase and related tender offer materials. Good Falkirk (MI) Limited will file with the SEC a tender offer statement on Schedule TO and other necessary filings and in connection therewith the Company will file a solicitation/recommendation statement on Schedule 14D-9 and other necessary filings with the SEC with respect to the Tender Offer. THE FOREGOING TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Once the Tender Offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the Tender Offer will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at grinshipping.com/investorrelations.

Forward-Looking Statements

This communication contains forward-looking statements related to a planned Tender Offer by the Offeror to acquire all of the issued shares in the capital of the Company, other than shares held by the Offeror or shares held in treasury, that involves substantial risks and uncertainties that could cause any actual outcome to differ materially from those expressed or implied by such statements. These forward-looking statements are subject to risks and uncertainties including, among other things, satisfaction or waiver of the conditions precedent set forth in the Transaction Implementation Agreement (including by reason of the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether and how many Company shareholders will tender their shares into the Tender Offer and the possibility that the transactions contemplated by the Transaction Implementation Agreement are not consummated; disruption from the announced Tender Offer by TMI making it more difficult to maintain business and operational relationships and significant transaction costs. A further description of risks and uncertainties relating to the Company can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 25, 2022, and in the subsequent interim financial information included in the Company Report on Form 6-K furnished to the SEC on August 17, 2022, all of which are available for free at the SEC’s website at www.sec.gov. Copies of these documents are also available free of charge on the Company’s internet website at grinshipping.com/investorrelations.

Responsibility Statement

The directors of the Company (including those who may have delegated supervision of the preparation of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this communication are fair and accurate and that no material facts have been omitted from this communication, the omission of which would make any statement in this communication misleading; and the directors of the Company jointly and severally accept responsibility accordingly.

Where any information in this communication has been extracted or reproduced from published or otherwise publicly available sources or obtained from TMI or the Offeror, the sole responsibility of the directors of the Company has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this communication. The directors of the Company do not accept any responsibility for any information relating to TMI or the Offeror or any opinion expressed by TMI or the Offeror.